DIGITALOCEAN HOLDINGS, INC.

101 6th Avenue

New York, NY 10013

March 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney

Larry Spirgel, Office Chief

Lisa Etheredge, Staff Accountant

Robert Littlepage, Accounting Branch Chief

RE:	DigitalOcean Holdings, Inc.

Registration Statement on Form S-1

File No. 333-253483

Ladies and Gentlemen:

DigitalOcean Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 23, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Eric Jensen and Brandon Fenn, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Jensen of Cooley LLP, counsel to the Registrant, at (650) 843-5049, or in his absence, Brandon Fenn at (212) 479-6626.

[Signature Page Follows]

Very truly yours,

DIGITALOCEAN HOLDINGS, INC.

By:	/s/ Alan Shapiro
Name:	Alan Shapiro
Title:	General Counsel and Secretary

cc:	Yancey Spruill, DigitalOcean Holdings, Inc.

William Sorenson, DigitalOcean Holdings, Inc.

Eric Jensen, Cooley LLP

Brandon Fenn, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

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